Exhibit 4.8

DESCRIPTION OF LAZARD LTD’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of Class A Common Stock

The following description of Lazard Ltd’s Class A common stock is only a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to applicable law, our Certificate of Incorporation and Memorandum of Association (the “Memorandum of Association”) and our Bye-Laws (the “Bye-Laws”), each of which is filed as an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the Memorandum of Association and the Bye-Laws for additional information.

In this description, references to “we,” “our,” “ours,” “us” and “Company” refer only to Lazard Ltd and not to any of its direct or indirect subsidiaries or affiliates except as expressly provided.

General

We currently have 500,000,000 authorized shares of Class A common stock, par value $0.01 per share.

Voting

Each share of our Class A common stock entitles its holder to one vote per share.  The members of our board of directors are elected by the Class A common stockholders, subject to any voting rights granted to holders of any preference shares. Generally, in matters other than the election of directors, all matters to be voted on by stockholders must be approved in a general meeting by a majority of the votes cast by holders of our Class A common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preference shares. However, except as otherwise provided by law, and subject to any voting rights granted to holders of any preference shares, mergers, amalgamations, consolidations and similar transactions, dispositions of all or substantially all our property or assets, amendments to the Memorandum of Association or Bye-Laws and any removal of a director for cause must be approved by a majority of the votes entitled to be cast by all the holders of our outstanding Class A common stock. Furthermore, amendments to the Bye-Laws that would alter, revoke or amend provisions of the Bye-Laws relating to the size or classified nature of the board of directors, the election of directors, the ability to remove directors only for cause, the exemption and indemnification of directors, and certain other matters must be approved by at least 66 2/3% of the votes entitled to be cast by all holders of our Class A common stock, subject to any voting rights granted to holders of any preference shares. In addition, amendments to the Bye-Laws that would alter the rights of the Class A common stock also must be approved in a general meeting by a majority of the votes cast by holders of Class A common stock present in person or represented by proxy.  There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold our Class A common stock.

Directors are generally elected at an annual general meeting by a plurality of votes of holders of Class A common stock voting on the election, subject to any voting rights granted to holders of any preference shares.

Economic Rights

Pursuant to our Bye-Laws, each share of our Class A common stock is entitled to equal economic rights.

Dividends

Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our Class A common stock.

The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our Company, to the amount of distributions to us from Lazard Group LLC (“Lazard Group”), a Delaware limited liability company that is the current holding company for substantially all of the subsidiaries that conduct our business and to the discretion of our board of directors.  Our board of directors will take into account:

•	general economic and business conditions;
•	our financial results;
•	capital requirements of our subsidiaries;
•	contractual, legal, tax and regulatory restrictions on and implications of the payment of dividends by us to our shareholders or by our subsidiaries (including Lazard Group) to us; and
•	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations.  As a result, we depend upon distributions from Lazard Group to pay any dividends. We expect to continue to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our Class A common stock and make other payments. Under the Companies Act 1981 of Bermuda, which we refer to in this description as the “Companies Act”, we may declare or pay a dividend only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than our liabilities.

For a discussion of Bermuda legal constraints related to the payment of dividends, see “—Bermuda Law” below.

Acquisition of Shares by Us

Our Bye-Laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of a bilateral income tax treaty with the U.S., and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares from any shareholder who beneficially owns more than 0.25% of our outstanding shares and who fails to demonstrate to our satisfaction that such shareholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty). Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty of the number of outstanding shares beneficially owned by any shareholder that are otherwise subject to repurchase under our Bye-Laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

Limitations on Rights of Holders of Common Stock – Preference Shares

We may issue preference shares. Preference shares may be issued independently or together with any other securities and may be attached to or separate from the securities.

Pursuant to Bermuda law and our Bye-Laws, our board of directors by resolution may establish one or more classes or series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd. We currently have 15,000,000 authorized preference shares, par value $0.01 per share.  The rights of holders of our Class A common stock may be materially limited or qualified by the rights of holders of preference shares that we may issue in the future.

Bermuda Law

Our board of directors believes that it is of primary importance that our stockholders are treated fairly and have proper access to and recourse against the Company. Bermuda was chosen as our place of incorporation for several reasons, including its acceptability to our various stakeholders. Bermuda has an established corporate law which, coupled with the provisions of our Bye-Laws, we believe provides stockholders with an appropriate level of protection and rights.

We are an exempted company organized under the Companies Act. The rights of our stockholders are governed by Bermuda law and our Memorandum of Association and Bye-Laws. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their stockholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than its liabilities.

Voting Rights

Under Bermuda law, voting rights of stockholders are regulated by a company’s bye-laws and, in certain circumstances, the Companies Act. Our Bye-Laws generally provide that all matters to be voted on by stockholders, other than the election of directors, must be approved in a general meeting by a majority of the votes cast by all holders of our Class A common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preference shares. Directors are generally elected at an annual general meeting by a plurality of votes of holders of Class A common stock voting on the election, subject to any voting rights granted to holders of any preference shares.  Our Bye-Laws also contain heightened voting requirements, as described above in “—Voting.”

Classified Board; Removal of Directors

The Companies Act does not contain statutory provisions specifically mandating classified board arrangements for a Bermuda company. However, a Bermuda company may validly provide for a classified board in its bye-laws. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. In addition, directors may only be removed for cause, by vote of shares representing a majority of the votes entitled to be cast by all holders of our Class A common stock, subject to any voting rights granted to holders of any preference shares. The existence of a classified board of directors may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies with its own nominees.

Rights in Liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares.

Meetings of Stockholders

Under Bermuda law, unless waived by the stockholders in accordance with the Companies Act, a company is required to convene at least one stockholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of stockholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that stockholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our Bye-Laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our Bye-Laws, with certain exceptions, we must give each stockholder at least 30 days’ written notice of the annual general meeting and at least 10 days’ written notice of any special general meeting.

Under Bermuda law, the number of stockholders constituting a quorum at any general meeting of stockholders is determined by the bye-laws of a company. Our Bye-Laws provide that the presence in person or by proxy of two or more stockholders entitled to attend and vote and holding shares representing more than 50% of the votes entitled to be cast by all holders of our Class A common stock constitutes a quorum, subject to any voting rights granted to holders of any preference shares.

The holders of not less than 5% of the total voting rights of all stockholders or one hundred stockholders, whichever is the lesser, may require the directors to include in the notice for the next annual general meeting of a company any resolution which may properly be moved and is intended to be moved. In addition, such persons may also require the directors to circulate to the other stockholders a statement on any matter which is proposed to be considered at any general meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association, including its objects and powers, and any alteration to its memorandum of association. The stockholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of members of a company is also open to inspection by stockholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside

Bermuda. We maintain a branch share register in the U.S. and, in accordance with Bermuda law, a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for stockholders to inspect or obtain copies of any other corporate records.

Board Actions

Under Bermuda law, at common law, the directors of a Bermuda company owe their fiduciary duty to the company rather than the stockholders. In addition, the Companies Act imposes a specific duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act also imposes various duties on officers of a company with respect to certain matters of management and administration of the company. Our Bye-Laws provide that some actions are required to be approved by our board of directors. A majority of the directors then in office constitutes a quorum, or such other greater number as the Board may from time to time determine. Actions must be approved by a majority of the directors present and entitled to cast votes at a properly convened meeting of our board of directors.

Our Bye-Laws provide that our business is to be managed and conducted by our board of directors. There is no requirement in our Bye-Laws or Bermuda law that directors hold any of our shares. There is also no requirement in our Bye-Laws or Bermuda law that our directors must retire at a certain age.

Our Bye-Laws provide that our directors may (but are not required to) in taking any action (including an action that may involve or relate to a change of control or potential change of control of Lazard Ltd) consider, among other things, the effects that the action may have on other interests or persons (including our stockholders and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Lazard.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of stockholders of which due notice has been given. Our Bye-Laws may be amended if the amendment is first approved and recommended to the stockholders by our board of directors and then approved by a resolution passed by the requisite vote of our stockholders.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Supreme Court for an annulment of any amendment of the memorandum of association adopted by stockholders at any general meeting other than those who voted in favour of, or consented in writing to, the alteration. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Amalgamations, Mergers and Similar Arrangements

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association. Any amalgamation or merger first requires the approval of our board of directors and then the approval of our stockholders, by the affirmative vote of a majority of the votes entitled to be cast by all holders of stock.

Appraisal Rights and Stockholder Suits

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company, a stockholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Supreme Court within one month of the date of the notice of the stockholders’ meeting to approve the amalgamation or merger, to appraise the fair value of his or her shares. Under Bermuda law and our Bye-Laws, the amalgamation or merger of Lazard with another company (other than certain affiliated companies) requires the amalgamation or merger agreement to first be approved and then recommended to the stockholders by our board of directors and then approved by a resolution passed by the requisite vote of our stockholders.

Class actions and derivative actions are generally not available to stockholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a stockholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or memorandum of continuance or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority stockholders or, for instance, where an act requires the approval of a greater percentage of the company’s stockholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the stockholders, one or more stockholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any stockholder, by other stockholders or by the company.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our Bye-Laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any stockholder approval.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% in value of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering stockholders to transfer their shares on the terms of the offer.

Alternatively, the holders of 95% or more of the shares (or any class of stock) of a company may give a compulsory acquisition notice to the holders of the remaining shares (or the remaining shares of the class).  Upon giving such notice, the offeror is entitled and bound to acquire the shares of the remaining stockholders on the terms set out in the notice unless any remaining shareholder applies to have the Bermuda Supreme Court appraise the shares.  Such an application must be made to the Bermuda Supreme Court within one month of receipt of the compulsory acquisition notice.  Following such an appraisal, the majority stockholder(s) may acquire the shares at the price fixed by the Bermuda Supreme Court or may cancel the compulsory acquisition notice.

These appraisal rights differ from the appraisal rights in connection with an amalgamation or merger (described above) in that in a 95% compulsory acquisition, if one dissentient stockholder applies to the Bermuda Supreme Court and is successful in obtaining a higher valuation, that price must be paid to all holders whose shares are being acquired.

In respect of an application for appraisal, the test is the same whether in respect of a 90% or 95% squeeze-out and is one of fairness to the body of the stockholders, and not to individuals, with the burden falling on the dissentient stockholder to prove unfairness, not merely that the acquisition is open to criticism.

Transfer Agent and Registrar

A register of holders of our Class A common stock will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the U.S. by Computershare, Inc., who will serve as branch registrar and transfer agent.

Taxation of Lazard and Its Subsidiaries and Shareholders

At the present time, Lazard Ltd is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. Lazard Ltd has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us, to any of our operations or to our shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common stock.